Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLEGRO MICROSYSTEMS, INC.

Allegro MicroSystems, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The name of the Corporation is Allegro MicroSystems, Inc. The Corporation was incorporated under the name “Sanken North America, Inc.” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on March 26, 2013, which was subsequently amended and restated by the filing of the Corporation’s Amended and Restated Certificate of Incorporation on October 2, 2017.

SECOND: This Second Amended and Restated Certificate of Incorporation of the Corporation, which amends, restates and further integrates the certificate of incorporation of the Corporation as heretofore in effect, in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the directors and stockholders of the Corporation.

THIRD: The Second Amended and Restated Certificate of Incorporation so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation this 21st day of September, 2020

ALLEGRO MICROSYSTEMS, INC.

By:	/s/ Ravi Vig

Name: Ravi Vig
Title: Chief Executive Officer

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLEGRO MICROSYSTEMS, INC.

ARTICLE I

The name of the Corporation is Allegro Microsystems, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number and type of shares of capital stock which the Corporation shall have authority to issue is three hundred thirteen million five hundred thousand (313,500,000) shares of common stock, par value $0.01 per share, of which (i) twelve million five hundred thousand (12,500,000) shares shall be designated as shares of Class A Common Stock (the “Class A Common Stock”), (ii) one million (1,000,000) shares shall be designated as shares of Class L Common Stock (the “Class L Common Stock”) and (iii) three hundred million (300,000,000) shares shall be designated as shares of IPO Common Stock (the “IPO Common Stock”).

The voting powers, designations, preferences, powers and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each class of capital stock of the Corporation, shall be as provided in this Article IV.

1.          Voting.

(a)        Election of Directors. Prior to the conversion of shares of Class A Common Stock into shares of IPO Common Stock pursuant to Section 4(b) below, the holders of outstanding shares of Class A Common Stock shall, voting together as a single class, be entitled to elect all of the Directors of the Corporation. Following the conversion of shares of Class A Common Stock into shares of IPO Common Stock pursuant to Section 4(b) below, the holders of outstanding shares of IPO Common Stock shall, voting together as a single class, be entitled to elect all of the Directors of the Corporation. Except as provided in Section l(a)(iii) below, such Directors shall be elected by a plurality vote, with the elected candidates being the candidates receiving the greatest number of affirmative votes (with each holder of Class A Common Stock or IPO Common Stock, as applicable, entitled to cast one vote for or against each candidate with respect to each share of Class A Common Stock or IPO Common Stock, as applicable, held by such holder) of the outstanding shares of Class A Common Stock or IPO Common Stock, as applicable, with votes cast against such candidates and votes withheld having no legal effect. The election of such Directors shall occur (i) at the annual meeting of holders of capital stock, (ii) at any special meeting of holders of capital stock if such meeting is called for the purpose of electing directors, or (iii) by the written consent of the holders of a majority of the outstanding shares of Class A Common Stock or IPO Common Stock, as applicable (which majority shall include Sanken Electric Co., Ltd. (“Sanken”) or any of its affiliates, or any of their respective transferees or assignees as permitted under the Stockholders Agreement, for so long as Sanken or such affiliate, transferee or assignee, as applicable, is entitled to designate a director pursuant to the Stockholders Agreement (as defined below) and shall also include OEP SKNA, L.P. (“OEP”) or any of its affiliates, or any of their respective transferees or assignees as permitted under the Stockholders Agreement, for so long as OEP or such affiliate, transferee or assignee, as applicable, is entitled to designate a director pursuant to the Stockholders Agreement). If at any time when any share of Class A Common Stock or IPO Common Stock, as applicable, is outstanding any such Director should cease to be a Director for any reason, the vacancy shall be filled in the manner set forth in the Stockholders Agreement (as defined below). For purposes of this Second Amended and Restated Certificate of Incorporation, (i) the term “Stockholders Agreement” shall mean that certain Amended and Restated Stockholders’ Agreement, dated July 8, 2019, by the Corporation and certain stockholders of the Corporation, as such Stockholders Agreement may be amended and in effect from time to time, (ii) the term “Sale and Subscription Agreement” shall mean that certain Sale and Subscription Agreement, dated as of July 18, 2017, by and among the Corporation, Sanken and OEP, as amended and in effect from time to time, and (iii) the term “Effective Date” shall mean the date of the closing of the transactions contemplated under the Sale and Subscription Agreement. The holders of outstanding shares of Class A Common Stock or IPO Common Stock, as applicable, may, in their sole discretion, determine not to elect one or more Directors as provided herein from time to time, and during any such period the board of directors of the Corporation (the “Board of Directors”) shall not be deemed unduly constituted solely as a result of such vacancy.

(b)        Voting Generally. Each outstanding share of Class A Common Stock and IPO Common Stock shall entitle the holder thereof to one vote on each matter submitted to a vote of the stockholders of the Corporation. Each holder of outstanding shares of Class A Common Stock and IPO Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the by-laws of the Corporation and may vote upon all matters submitted to a vote of stockholders, excluding those matters required to be submitted to a class or series vote by law.

(c)        No Voting Rights for Class L Common Stock. Except as otherwise provided by law, ownership of Class L Common Stock does not entitle the holder thereof to a vote on matters submitted to a vote of the stockholders of the Corporation.

2.          Allocation of Dividends and Other Payments.

(a)        Subject to the provisions set forth in Section 2(b), Section 2(c) and Section 2(d) below, and other than any dividends made or declared by the Corporation on or about the Effective Date as contemplated in the Sale and Subscription Agreement (which dividends shall not be paid in accordance with the priorities below and shall not be included in the calculation of any amounts referenced below) (“Excluded Dividends”), prior to the conversion of shares of Class A Common Stock and Class L Common Stock into shares of IPO Common Stock pursuant to Section 4(b) below, the holders of shares of Class A Common Stock and shares of Class L Common Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors (the date of such declaration, the “Determination Date”) out of funds legally available therefor, as well as payments pursuant to Section 3 hereof, as follows:

(i)    FIRST, any and all dividends and payments pursuant to this Section 2 and/or Section 3 shall be paid to the holders of shares of Class A Common Stock, pro rata in proportion to their ownership of the issued and outstanding shares of Class A Common Stock as of the Determination Date, until, with respect to each share of Class A Common Stock issued and outstanding as of the Determination Date, aggregate amounts have been distributed pursuant to this paragraph (i) in respect of such share of Class A Common Stock that on a cumulative basis are equal to $101.042, subject to proportionate and equitable adjustment upon any stock split, stock dividend, reverse stock split, reclassification or other similar event affecting or with respect to the Class A Common Stock (the “Deemed Purchase Price Per Share”); and

(ii)    SECOND, any and all dividends and payments pursuant to this Section 2 and/or Section 3 after the requirements of paragraph (i) of this Section 2 have been satisfied shall be paid to the holders of shares of Class A Common Stock, pro rata in proportion to their ownership of the issued and outstanding shares of Class A Common Stock as of the Determination Date, until, with respect to each share of Class A Common Stock issued and outstanding as of the Determination Date, aggregate amounts have been distributed pursuant to this paragraph (ii) and the foregoing paragraph (i) of this Section 2 in respect of such share of Class A Common Stock that on a cumulative basis are sufficient to achieve a Class A IRR of eight percent (8%); and

(iii)    THEREAFTER, any and all dividends and payments pursuant to this Section 2 and/or Section 3 after the requirements of paragraph (ii) of this Section 2 have been satisfied shall be paid in respect of each issued and outstanding share of Class A Common Stock and Class L Common Stock in accordance with the applicable Per Share Proportion.

(b)        Except for any Excluded Dividends, the Corporation shall not declare or pay any dividends on any shares of the Class A Common Stock or the Class L Common Stock unless such dividends are declared and paid in accordance with the allocations set forth above in this Section 2.

(c)        In connection with any payments pursuant to Section 3 that are paid, or required to be paid, pursuant to this Section 2, the Determination Date with respect to such payments shall be (i) in the case of a Change of Control Transaction (as defined in Section 3(b) below) or an Automatic Conversion Event (as defined in Section 4 below), the time and date immediately prior to consummation or occurrence of such Change of Control Transaction or Automatic Conversion Event, as the case may be, and (ii) in the case of a Liquidation Event, the time and date immediately prior to the liquidation, dissolution or winding up of the Corporation.

(d)        Effective as of the time and date of an Automatic Conversion Event (but following the conversion of shares of Class L Common Stock contemplated thereby), (i) the provisions of Section 2(a) shall automatically terminate and be of no further force or effect whatsoever and (ii) the holders of shares of Class A Common Stock (including, without limitation, the holders of any shares of Class A Common Stock issued upon conversion of shares of Class L Common Stock pursuant to such Automatic Conversion Event) shall be entitled to receive dividends on a pro rata basis, when, as and if declared by the Board of Directors out of funds legally available therefor.

(e)        Effective as of the time and date of an IPO Conversion Event (but following the conversion of shares of Class A Common Stock and Class L Common Stock contemplated thereby), (i) the provisions of Section 2(a) shall automatically terminate and be of no further force or effect whatsoever and (ii) the holders of shares of IPO Common Stock (including, without limitation, the holders of any shares of IPO Common Stock issued upon conversion of shares of Class A Common Stock or Class L Common Stock pursuant to Section 4(b)) shall be entitled to receive dividends on a pro rata basis, when, as and if declared by the Board of Directors out of funds legally available therefor.

3.          Liquidation; Merger, etc.

(a)        Liquidation Events. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation Event”), any amounts available for distribution by the Corporation to holders of capital stock of the Corporation shall be paid to the holders of shares of Class A Common Stock and Class L Common Stock in accordance with the priorities set forth in Section 2 (or to the holders of shares of IPO Common Stock in accordance with Section 2(e), if applicable), as if such distribution were a dividend being paid pursuant to the terms thereof.

(b)        Amount Payable in Mergers, etc. Upon any (i) merger or consolidation of the Corporation into or with another corporation or entity (except one in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation and/or the affiliates of such holders collectively continue to hold at least a majority of the voting power of the capital stock of the surviving corporation) or (ii) sale, transfer or license of all or substantially all of the assets of the Corporation (a “Change of Control Transaction”), all consideration payable to the stockholders of the Corporation in connection with any such merger or consolidation, or all consideration payable to the Corporation and distributable to its stockholders, together with all other available assets of the Corporation (net of obligations owed by the Corporation that are senior to the Class A Common Stock or IPO Common Stock, as applicable), in connection with any such asset sale, transfer or license, shall be, as applicable, paid by the purchaser to the holders of, or distributed by the Corporation in redemption (out of funds legally available therefor) of, the shares of Class A Common Stock and Class L Common

(or, if applicable, IPO Common Stock) in accordance with the preferences and priorities set forth in Section 2 and Section 3(a) above, with such preferences and priorities specifically intended to be applicable in any such merger or consolidation, or asset sale, transfer or license, as if such transaction were a Liquidation Event. In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of this Section 3(b), including without limitation, (i) in the case of a merger or consolidation, causing the definitive agreement relating to such merger or consolidation to provide for a rate at which the shares of Class A Common Stock and, if applicable, shares of Class L Common Stock (or, if applicable, IPO Common Stock) are converted into or exchanged for cash, new securities or other property which gives effect to the preferences and priorities set forth in Section 2 and Section 3(a) above, or (ii) in the case of an asset sale, transfer or license, redeeming the shares of Class A Common Stock and, if applicable, shares of Class L Common Stock (or, if applicable, IPO Common Stock) for a price per share which gives effect to the preferences and priorities set forth in Section 2 and Section 3(a) above, in each case, as if such transaction were a Liquidation Event. The Corporation shall promptly provide to the holders of shares of Class A Common Stock and, if applicable, holders of shares of Class L Common Stock (or, if applicable, IPO Common Stock) such information concerning the terms of such merger, consolidation or asset sale, transfer or license, and the value of the assets of the Corporation as may reasonably be requested by the holders of Class A Common Stock and, if applicable, holders of shares of Class L Common Stock (or, if applicable, IPO Common Stock). The amount deemed distributed to the holders of Class A Common Stock and, if applicable, holders of shares of Class L Common Stock (or, if applicable, IPO Common Stock) upon any such transaction shall be the cash or the value of the property, rights or securities distributed to such holders by the Corporation or the acquiring person, firm or other entity, as applicable.

(c)        Valuation of Securities or Other Non-Cash Consideration. For purposes of valuing any securities or other noncash consideration to be delivered to the holders of shares of Class A Common Stock and, if applicable, holders of shares of Class L Common Stock (or, if applicable, IPO Common Stock) in connection with any transaction to which this Section 3 is applicable, the following shall apply:

(i)    If any such securities are traded on a nationally recognized securities exchange or inter-dealer quotation system, the value shall be deemed to be the average of the closing prices of such securities on such exchange or system over the 30-day period ending three (3) business days prior to the closing;

(ii)    If any such securities are traded over-the-counter, the value shall be deemed to be the average of the closing bid prices of such securities over the 30-day period ending three (3) business days prior to the closing; and

(iii)    If there is no active public market for such securities or other noncash consideration, the value shall be the fair market value thereof, as mutually determined in good faith by the Corporation and the holders of not less than eighty-five percent (85%) of the outstanding shares of Class A Common Stock (or, if applicable, IPO Common Stock) (a “Supermajority Interest”), provided that if the Corporation and the holders of a Supermajority Interest are unable to reach agreement, then by independent appraisal by a mutually agreed to investment banker, the fees of which shall be paid by the Corporation.

4.          Conversion.

(a)        Upon the earliest to occur of (i) the consummation of a Change of Control Transaction involving any stock (or other equity interest) consideration, (ii) the date on which OEP and its affiliates cease to own any shares of capital stock of the Corporation, or (iii) at the election of the Board, any merger transaction involving the Corporation or its subsidiaries (whether or not a Change of Control Transaction), except any merger transaction involving the Corporation or any of its direct or indirect subsidiaries that is being effected solely for the purposes of a bona fide internal reorganization or restructuring of the Corporation or its subsidiaries (each of the foregoing clauses (i), (ii) and (iii), an “Automatic Conversion Event”), then each share of Class L Common Stock outstanding immediately prior to such Automatic Conversion Event shall be converted into that number of shares of Class A Common Stock having a value at the time of the consummation of such Automatic Conversion Event equal to the amount to which such share of Class L Common Stock would be entitled had a Liquidation Event occurred immediately prior to such Automatic Conversion Event, and an amount equal to the then-current equity value of the Corporation and its subsidiaries taken as a whole (as implied by such hypothetical Liquidation Event) were distributed on the effective date of such Automatic Conversion Date in accordance with Section 2 and Section 3(a) (provided, that, if any such share of Class L Common Stock would not be entitled to any amount as a result of any such hypothetical Liquidation Event, then such share will be cancelled in lieu of being converted into any share of Class A Common Stock). The Corporation shall promptly provide notice to the holders of shares of Class L Common Stock of any such Automatic Conversion Event, and shall provide such information concerning the terms of such Automatic Conversion Event as may reasonably be requested by the holders of Class A Common Stock and, if applicable, holders of shares of Class L Common Stock. Notwithstanding anything herein to the contrary, for the avoidance of doubt, the provisions of this Section 4(a) shall cease to be operative and have any force or effect from and after a conversion of shares of Class A Common Stock and Class L Common Stock into shares of IPO Common Stock in accordance with Section 4(b) below.

(b)        Immediately following the pricing of a Public Offering (an “IPO Conversion Event”), each share of Class A Common Stock and each share of Class L Common Stock issued and outstanding immediately prior to such IPO Conversion Event shall be automatically converted, with no further action required by the Corporation or any holder of any such shares, into a number of shares of IPO Common Stock equal to such share’s Public Offering Per Share Conversion Amount. The Corporation shall promptly provide notice to the holders of shares of Class A Common Stock and shares of Class L Common Stock of any such IPO Conversion Event, and shall provide such information concerning the terms of such IPO Conversion Event as may reasonably be requested by such holders.

(c)        No fractional shares of IPO Common Stock shall be issued upon conversion of the Class A Common Stock or Class L Common Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the Public Offering Price. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of

Class A Common Stock and Class L Common Stock, as applicable, the holder is at the time converting into IPO Common Stock and the aggregate number of shares of IPO Common Stock issuable upon such conversion.

5.          Covenants. Prior to an IPO Conversion Event, the Corporation shall not, without first having obtained the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Class L Common Stock, amend this Second Amended and Restated Certificate of Incorporation if such amendment would materially and adversely affect any of the rights, preferences or privileges of the Class L Common Stock set forth in this Second Amended and Restated Certificate of Incorporation in a disproportionate manner as compared to the rights, preferences or privileges of any other class of stock (it being agreed and understood that any such amendment (a) to provide for a class of stock that is senior to the Class A Common Stock (and any rights, preferences or privileges of such senior stock) shall be deemed to not disproportionately affect the Class L Common Stock as compared to the Class A Common Stock solely by virtue of the fact that any right, preference or privilege of such senior stock is senior to the rights of the Class A Common Stock and the Class L Common Stock and (b) to increase the authorized number of shares of any class of stock shall be deemed to not adversely affect any of the rights, preferences or privileges of any class of stock).

Further, the Corporation shall not, by amendment, alteration or repeal of this Second Amended and Restated Certificate of Incorporation (whether by merger, consolidation, operation of law, or otherwise) or through any Liquidation Event, any Change of Control Transaction, or any other reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, agreement or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation and shall at all times prior to an IPO Conversion Event in good faith assist in the carrying out of all the provisions of this Article IV and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Class A Common Stock and Class L Common Stock against impairment. Any successor to the Corporation shall agree in writing, as a condition to such succession, to carry out and observe the obligations of the Corporation hereunder with respect to the Class A Common Stock and the Class L Common Stock.

6.          Notice; Adjustments; Waivers.

(a)        Liquidation Events, Etc. In the event the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) being held for any particular purpose, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Class A Common Stock and Class L Common Stock (if applicable) (or IPO Common Stock, if applicable) at least thirty (30) days prior to such record date specified therein, a notice specifying the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent. Such notice shall include, if applicable, a description of (1) the facts of such transaction, (2) the amount(s) per share (if any) of Class A Common Stock and the Class L Common Stock (if applicable) (or IPO Common Stock, if applicable) each holder of Class A Common Stock and each holder of Class L Common

Stock (if applicable) (or IPO Common Stock, if applicable) would receive pursuant to the applicable provisions of this Second Amended and Restated Certificate of Incorporation, and (3) the facts upon which such amounts were determined.

(b)        Waiver of Notice. The holder or holders of a Supermajority Interest may, at any time upon written notice to the Corporation, waive any notice or certificate delivery provisions specified herein for the benefit of holders of shares of Class A Common Stock, and any such waiver shall be binding upon all holders of such securities. The holder or holders of not less than a majority of the outstanding shares of Class L Common Stock may, at any time upon written notice to the Corporation, waive any notice or certificate delivery provisions specified herein for the benefit of holders of shares of Class L Common Stock, and any such waiver shall be binding upon all holders of such securities.

(c)        Other Waivers. The holder or holders of a Supermajority Interest may, at any time upon written notice to the Corporation, waive compliance by the Corporation with any term or provision herein for the benefit of holders of shares of Class A Common Stock (or IPO Common Stock, if applicable), provided that any such waiver does not affect any holder of outstanding shares of Class A Common Stock (or IPO Common Stock, if applicable) in a disproportionate manner as compared to any other holder of Class A Common Stock (or IPO Common Stock, if applicable), and any such waiver shall be binding upon all holders of Class A Common Stock (or IPO Common Stock, if applicable) and their respective transferees. Prior to an IPO Conversion Event, the holder or holders of not less than a majority of the outstanding shares of Class L Common Stock may, at any time upon written notice to the Corporation, waive compliance by the Corporation with any term or provision herein, provided that any such waiver does not affect any holder of outstanding shares of Class L Common Stock in a disproportionate manner as compared to any other holder of Class L Common Stock, and any such waiver shall be binding upon all holders of Class L Common Stock and their respective transferees.

7.          Contractual Rights of Holders. The various provisions set forth herein for the benefit of the holders of the shares of Class A Common Stock and/or shares of Class L Common Stock, as applicable, (or IPO Common Stock, if applicable) shall be deemed contract rights enforceable by them, including, without limitation, one or more actions for specific performance.

8.          Special Definitions. For purposes of this Article IV, the following definitions shall apply:

(a)        “Class A IRR” means, with respect to any share of Class A Common Stock and as of any date, the internal rate of return on and of the Deemed Purchase Price Per Share of such share, based on the aggregate dividends and other payments (as well as the date on which such dividend or other payment is actually made) that have been made in respect of such share following the Effective Date pursuant to Sections 2 and 3 (excluding any Excluded Dividends), and calculated using the xIRR function in Microsoft Excel in effect as of the Effective Date. In calculating whether any particular Class A IRR has been (or will be) achieved in respect of any applicable dividend or payment made pursuant to Section 2 or Section 3, such calculation shall be made without regard to whether the making of such dividend or payment would cause the Initial Participation Proportion, the Intermediate Participation Proportion or the Last Participation Proportion, as applicable, to apply. For the avoidance of doubt, the calculation of the Class A IRR with respect to any share of Class A Common Stock (i) shall be determined without regard to the existence of any shares of Class L Common Stock (and for the avoidance of doubt, shall be made on the assumption that no shares of Class L Common Stock are entitled to any payments pursuant to Section 2 or Section 3) and (ii) shall only be determined with respect to dividends and other payments that have been made in respect of such share since the Effective Date pursuant to Sections 2 and 3 hereof, and shall expressly exclude (A) any payments or other consideration received by any person in respect of such share in connection with the transfer thereof to a third party purchaser as permitted by the Stockholders Agreement (unless such transfer is in connection with a merger or other Change of Control Transaction that results in payments to be made pursuant to Sections 2 and 3 hereof) and (B) any Excluded Dividend.

(b)        “Initial Participation Proportion” means, in respect of any applicable dividend or payment made pursuant to Section 2 or Section 3, a ratio as between any share of Class A Common Stock and any share of Class L Common Stock, equal to 1:1.

(c)        “Intermediate Participation Proportion” means, in respect of any applicable dividend or payment made pursuant to Section 2 or Section 3, a ratio as between any share of Class A Common Stock and any share of Class L Common Stock, equal to 1:1.17921146953405; provided that if any such share of Class L Common Stock is, as of the time of any applicable dividend or other payment pursuant to Section 2 or Section 3, held by any person that is not then an employee of the Corporation or its subsidiaries (other than any person that receives such share of Class L Common Stock from an employee of the Corporation (i) pursuant to Section 6 of the Stockholders Agreement or (ii) so long as the transferor remains an employee of the Corporation, pursuant to a Permitted Transfer (as defined in the Stockholders Agreement) by such employee), the Intermediate Participation Proportion in respect of such share of Class L Common Stock shall be equal to the Initial Participation Proportion, and the Intermediate Participation Proportion as between each share of Class A Common Stock and each other Share of Class L Common Stock shall be adjusted proportionately (including, in each case, for purposes of the definition of “Per Share Proportion”).

(d)        “Last Participation Proportion” means, in respect of any applicable dividend or payment made pursuant to Section 2 or Section 3, a ratio as between any share of Class A Common Stock and any share of Class L Common Stock, equal to 1:1.3623188405797; provided that if any such share of Class L Common Stock is, as of the time of any applicable dividend or other payment pursuant to Section 2 or Section 3, held by any person that is not then an employee of the Corporation or its subsidiaries (other than any person that receives such share of Class L Common Stock from an employee of the Corporation (i) pursuant to Section 6 of the Stockholders Agreement or (ii) so long as the transferor remains an employee of the Corporation, pursuant to a Permitted Transfer by such employee), the Last Participation Proportion in respect of such share of Class L Common Stock shall be equal to the Initial Participation Proportion, and the Last Participation Proportion as between each share of Class A Common Stock and each other Share of Class L Common Stock shall be adjusted proportionately (including, in each case, for purposes of the definition of “Per Share Proportion”).

(e)        “Per Share Proportion” means in respect of (and after giving effect to) any dividend or payment made pursuant to Section 2 or Section 3, (i) if the Class A IRR is greater than eight percent (8%) but less than or equal to twenty percent (20%), the Initial Participation Proportion, (ii) if the Class A IRR is greater than twenty percent (20%) but less than or equal to twenty-five percent (25%), the Intermediate Participation Proportion and (iii) if the Class A IRR is greater than twenty-five percent (25%), the Last Participation Proportion.

(f)        “Public Offering” means any offering by the Corporation of its common stock (or successor securities) to the public pursuant to an effective registration statement under the Securities Act of 1933 (as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder) or any comparable statement under any comparable federal statute then in effect (other than any registration statement on Form S-8 or Form S-4 or any successor forms thereto).

(g)        “Public Offering Converted IPO Common Stock” means the aggregate number of shares of IPO Common Stock into which shares of Class A Common Stock and shares of Class L Common Stock are to be converted upon an IPO Conversion Event, as determined by the Board of Directors (in consultation with the underwriters in the applicable Public Offering) as of the pricing of the Public Offering giving rise thereto.

(h)        “Public Offering Hypothetical Waterfall Liquidation Value” means, with respect to any Public Offering, an amount equal to the product of (i) the Public Offering Converted IPO Common Stock, multiplied by (ii) the Public Offering Price.

(i)         “Public Offering Per Share Conversion Amount” means, with respect to any share of Class A Common Stock or Class L Common Stock issued and outstanding as of immediately prior to an IPO Conversion Event, a number of shares of IPO Common Stock equal to the product of (i) the quotient of (A) such share’s Public Offering Per Share Waterfall Entitlement, divided by (B) the Public Offering Hypothetical Waterfall Liquidation Value, multiplied by (ii) the Public Offering Converted IPO Common Stock.

(j)        “Public Offering Per Share Waterfall Entitlement” means, with respect to any share of Class A Common Stock or Class L Common Stock issued and outstanding immediately prior to an IPO Conversion Event, the amount to which the holder of such share of Class A Common Stock or Class L Common Stock, as applicable, would be entitled with respect to such share if, immediately prior to an IPO Conversion Event, an amount equal to the Public Offering Hypothetical Waterfall Liquidation Value were distributed to the holders of shares of Class A Common Stock and Class L Common Stock, in accordance with Section 2 above.

(k)        “Public Offering Price” means the price per share offered to the public of Publicly Issued IPO Common Stock, as determined by the Board of Directors (in consultation with the underwriters in the applicable Public Offering) as of the pricing of the applicable Public Offering.

(l)        “Publicly Issued IPO Common Stock” means the aggregate number of shares IPO Common Stock to be sold to the public by the Corporation in a Public Offering, as determined by the Board of Directors (in consultation with the underwriters in the applicable Public Offering) as of the pricing of such Public Offering.

ARTICLE V

In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1.          Election of Directors need not be by written ballot unless the by-laws of the Corporation so provide.

2.          Subject to Section 8(i)(i) of the Stockholders Agreement, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the Corporation.

ARTICLE VI

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide.

ARTICLE VII

To the extent permitted by law, the books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated in the by-laws of the Corporation or from time to time by its Board of Directors.

ARTICLE VIII

1.          Limitation of Liability. A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director of the Corporation, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this Second Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware.

2.          Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section VIII.4, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

3.          Advancement of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VIII or otherwise.

4.          Claims. If a claim for indemnification under this Article VIII (following the final disposition of such proceeding) is not paid in full within sixty days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article VIII is not paid in full within thirty days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

5.          Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, this Second Amended and Restated Certificate of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise.

6.          Other Sources. The Covered Persons have or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other entities and/or organizations (collectively, the “Other Indemnitors” and, individually, an “Other Indemnitor”). With respect to any advancement or indemnification obligation owed, at any time, to a Covered Person (in their capacities as Covered Persons) by the Corporation or any Other Indemnitor, whether pursuant to any certificate of incorporation, by-laws, partnership agreement, operating agreement, indemnification agreement or other document or agreement and/or pursuant to this Article VIII (any of the foregoing is herein an “Indemnification Agreement”), the Corporation (i) shall at all times, be the indemnitor of first resort (i.e., its obligations to Covered Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by a Covered Person shall be secondary), (ii) shall at all times be required to advance the full amount of expenses incurred by a Covered Person and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement (to the extent legally permitted and as required by the terms of this Second Amended and Restated Certificate of Incorporation or any Indemnification Agreement), without regard to any rights that a Covered Person may have against the Other Indemnitors, and (iii) waives, relinquishes and releases the Other Indemnitors from any and all claims that the Covered Person must seek expense advancement or reimbursement, or indemnification, from any Other Indemnitor before the Corporation must perform its expense advancement and reimbursement, and indemnification obligations, under this Second Amended and Restated Certificate of Incorporation. No advancement, indemnification or other payment by the Other Indemnitors on behalf of a Covered Person with respect to any claim for which a Covered Person has sought indemnification from the Corporation shall affect the foregoing.

7.          Amendment or Repeal. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of this Second Amended and Restated Certificate of Incorporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

8.          Other Indemnification and Advancement of Expenses. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE IX

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Class A Common Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Specified Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Specified Person expressly and solely in such Specified Person’s capacity as a director of the Corporation.

ARTICLE X

Except as otherwise provided herein, subject to Section 8(i)(i) of the Stockholder Agreement, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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